Exhibit 99.1

Tuniu Announces Unaudited Fourth Quarter and Fiscal Year 2021 Financial Results

NANJING, China, March 17, 2022 -- Tuniu Corporation (NASDAQ:TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2021.

"In 2021, we continued to leverage integration and digitalization to upgrade Tuniu's operations," said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. "We further strengthened our vertical integration across the industry chain, focusing on developing innovative high-quality products and services to drive our development. Despite the adverse external environment, we were encouraged that our self-operated local tour operators achieved double-digit growth in transaction volumes for the full year. Executing on our digitalization strategy, we also made achievements in reducing costs and improving efficiency. In 2021, our operating expenses decreased over 77% year-on-year and net loss for the year also narrowed significantly. In 2022, we will continue to strengthen our integration and digitalization to further improve our competitiveness and better prepare Tuniu for the opportunities and challenges brought by the changing external environment."

Fourth Quarter 2021 Results

Net revenues were RMB73.4 million (US$11.5 million1) in the fourth quarter of 2021, representing a year-over-year decrease of 38.2% from the corresponding period in 2020. The decrease was primarily due to the negative impact brought by the outbreak and spread of COVID-19.

•	Revenues from packaged tours were RMB42.8 million (US$6.7 million) in the fourth quarter of 2021, representing a year-over-year decrease of 48.6% from the corresponding period in 2020. The decrease was primarily due to the resurgence of COVID-19 in certain regions in China.

•	Other revenues were RMB30.6 million (US$4.8 million) in the fourth quarter of 2021, representing a year-over-year decrease of 13.8% from the corresponding period in 2020. The decrease was primarily due to the decline in commissions received from other travel-related products impacted by the resurgence of COVID-19.

Cost of revenues was RMB39.3 million (US$6.2 million) in the fourth quarter of 2021, representing a year-over-year decrease of 44.6% from the corresponding period in 2020. As a percentage of net revenues, cost of revenues was 53.5% in the fourth quarter of 2021, compared to 59.7% in the corresponding period in 2020.

Gross margin was 46.5% in the fourth quarter of 2021, compared to a gross margin of 40.3% in the fourth quarter of 2020.

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB6.3726 on December 30, 2021 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

Operating expenses were RMB78.0 million (US$12.2 million) in the fourth quarter of 2021, representing a year-over-year decrease of 91.9% from the corresponding period in 2020. Share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, which were allocated to operating expenses, were RMB3.3 million (US$0.5 million) in the fourth quarter of 2021. Non-GAAP2 operating expenses, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, were RMB74.8 million (US$11.7 million) in the fourth quarter of 2021, representing a year-over-year decrease of 91.9%.

•	Research and product development expenses were RMB13.5 million (US$2.1 million) in the fourth quarter of 2021, representing a year-over-year increase of 5.2%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB0.7 million (US$0.1 million), were RMB12.8 million (US$2.0 million) in the fourth quarter of 2021, representing a year-over-year increase of 17.0% from the corresponding period in 2020. The increase was primarily due to the increase in research and product development personnel related expenses.

•	Sales and marketing expenses were RMB28.6 million (US$4.5 million) in the fourth quarter of 2021, representing a year-over-year decrease of 74.7%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets of RMB1.2 million (US$0.2 million), were RMB27.4 million (US$4.3 million) in the fourth quarter of 2021, representing a year-over-year decrease of 69.0% from the corresponding period in 2020. The decrease was primarily due to the decrease in promotion expenses and amortization of acquired intangible assets.

•	General and administrative expenses were RMB46.5 million (US$7.3 million) in the fourth quarter of 2021, representing a year-over-year decrease of 94.5%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB1.4 million (US$0.2 million), were RMB45.1 million (US$7.1 million) in the fourth quarter of 2021, representing a year-over-year decrease of 94.6% from the corresponding period in 2020. The decrease was primarily due to the decrease in allowance for doubtful accounts.

Loss from operations was RMB43.9 million (US$6.9 million) in the fourth quarter of 2021, compared to a loss from operations of RMB912.2 million in the fourth quarter of 2020. Non-GAAP loss from operations, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB40.5 million (US$6.4 million) in the fourth quarter of 2021.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

Net loss was RMB36.2 million (US$5.7 million) in the fourth quarter of 2021, compared to a net loss of RMB921.8 million in the fourth quarter of 2020. Non-GAAP net loss, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB32.9 million (US$5.2 million) in the fourth quarter of 2021.

Net loss attributable to ordinary shareholders was RMB33.9 million (US$5.3 million) in the fourth quarter of 2021, compared to a net loss attributable to ordinary shareholders of RMB901.9 million in the fourth quarter of 2020. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB30.5 million (US$4.8 million) in the fourth quarter of 2021.

As of December 31, 2021, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.0 billion (US$158.7 million). The COVID-19 pandemic has negatively impacted our business operations, and will continue to impact our results of operations and cash flows for subsequent periods. Based on our liquidity assessment and management actions, we believe that our available cash, cash equivalents and maturity of investments will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

Fiscal Year 2021 Results

Net revenues were RMB426.3 million (US$66.9 million) in 2021, representing a year-over-year decrease of 5.3% from 2020. The decrease was primarily due to the negative impact brought by the outbreak and spread of COVID-19.

•	Revenues from packaged tours were RMB305.3 million (US$47.9 million) in 2021, representing a year-over-year increase of 1.0% from 2020. The increase was primarily due to the growth in revenues from self-operated products offset by the negative impact brought by the resurgence of COVID-19.

•	Other revenues were RMB121.0 million (US$19.0 million) in 2021, representing a year-over-year decrease of 18.2% from 2020. The decrease was primarily due to the decline in revenues generated from financial services.

Cost of revenues was RMB254.8 million (US$40.0 million) in 2021, representing a year-over-year increase of 7.5% from 2020. As a percentage of net revenues, cost of revenues was 59.8% in 2021 compared to 52.7% in 2020.

Gross margin was 40.2% in 2021, compared to a gross margin of 47.3% in 2020.

Operating expenses were RMB353.1 million (US$55.4 million) in 2021, representing a year-over-year decrease of 77.3% from 2020. Share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, which were allocated to operating expenses, were RMB18.4 million (US$2.9 million) in 2021. Non-GAAP operating expenses, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, were RMB334.7 million (US$52.5 million) in 2021, representing a year-over-year decrease of 76.9%.

•	Research and product development expenses were RMB54.6 million (US$8.6 million) in 2021, representing a year-over-year decrease of 45.7%. Non-GAAP research and product development expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB3.4 million (US$0.5 million), were RMB51.2 million (US$8.0 million) in 2021, representing a year-over-year decrease of 44.9% from 2020. The decrease was primarily due to the decrease in research and product development personnel related expenses.

•	Sales and marketing expenses were RMB150.5 million (US$23.6 million) in 2021, representing a year-over-year decrease of 59.5%. Non-GAAP sales and marketing expenses, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets of RMB4.9 million (US$0.8 million), were RMB145.6 million (US$22.8 million) in 2021, representing a year-over-year decrease of 50.5% from 2020. The decrease was primarily due to the decrease in sales and marketing personnel related expenses and amortization of acquired intangible assets.

•	General and administrative expenses were RMB174.0 million (US$27.3 million) in 2021, representing a year-over-year decrease of 84.3%. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses and amortization of acquired intangible assets of RMB10.0 million (US$1.6 million), were RMB164.0 million (US$25.7 million) in 2021, representing a year-over-year decrease of 85.0% from 2020. The decrease was primarily due to the decrease in general and administrative personnel related expenses and allowance for doubtful accounts.

Loss from operations was RMB181.5 million (US$28.5 million) in 2021, compared to a loss from operations of RMB1.3 billion in 2020. Non-GAAP loss from operations, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB162.8 million (US$25.5 million) in 2021.

Net loss was RMB128.5 million (US$20.2 million) in 2021, compared to a net loss of RMB1.3 billion in 2020. Non-GAAP net loss, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB109.7 million (US$17.2 million) in 2021.

Net loss attributable to ordinary shareholders was RMB121.5 million (US$19.1 million) in 2021, compared to a net loss attributable to ordinary shareholders of RMB1.3 billion in 2020. Non-GAAP net loss attributable to ordinary shareholders, which excluded share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets, was RMB102.8 million (US$16.1 million) in 2021.

Business Outlook

Tuniu’s business has been significantly and negatively impacted by the outbreak and spread of COVID-19 since January 2020. As a result of the continued influence by COVID-19, for the first quarter of 2022, the Company expects to generate RMB34.8 million to RMB42.5 million of net revenues, which represents 45% to 55% decrease year-over-year. This forecast reflects Tuniu’s current and preliminary view on the industry and its operations, which is subject to change.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on March 17, 2022, (8:00 pm, Beijing/Hong Kong Time, on March 17, 2022) to discuss the fourth quarter and fiscal year 2021 financial results.

To participate in the conference call, please dial the following numbers:

US: 800-239-9838

Hong Kong: 800-961-105/+852-3008-1527

Mainland China: 4001-209101

International: +1-323-794-2551

Conference ID: Tuniu 4Q 2021 Earnings Call

A telephone replay will be available from 11:00 am on March 17, 2022 through 11:00 am on March 24, 2022, U.S. Eastern Time. The dial-in details are as follows:

US: 888-203-1112

Hong Kong: +852-5808-3200

Mainland China: 400-120-1651

International: +1-719-457-0820

Replay Access Code: 4136890

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq:TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu covers over 420 departing cities throughout China and all popular destinations worldwide. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; the Company’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company’s structure, business and industry; the impact of the COVID-19 on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to cost of revenues, research and product development expenses, sales and marketing expenses, general and administrative expenses, other operating income, total operating expenses, loss from operations, net loss, net loss attributable to ordinary shareholders, net loss per ordinary share attributable to ordinary shareholders-basic and diluted and net loss per ADS-basic and diluted, which excludes share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

A limitation of using non-GAAP financial measures excluding share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets is that share-based compensation expenses, amortization of acquired intangible assets and impairment of acquired intangible assets have been – and will continue to be – significant recurring expenses in the Company's business. You should not view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	213,538	349,077	54,778
Restricted cash	50,566	46,521	7,300
Short-term investments	1,353,670	615,901	96,648
Accounts receivable, net	264,134	111,941	17,566
Amounts due from related parties	23,913	14,969	2,349
Prepayments and other current assets	378,704	337,033	52,888
Total current assets	2,284,525	1,475,442	231,529

Non-current assets
Long-term investments	266,866	201,947	31,690
Property and equipment, net	111,697	98,159	15,403
Intangible assets, net	71,362	55,376	8,690
Land use right, net	96,713	94,652	14,853
Operating lease right-of-use assets, net	42,293	48,115	7,550
Goodwill	232,007	232,007	36,407
Other non-current assets	91,180	92,111	14,454
Total non-current assets	912,118	822,367	129,047
Total assets	3,196,643	2,297,809	360,576

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities
Short-term borrowings	60,679	9,981	1,566
Accounts and notes payable	705,838	383,626	60,199
Amounts due to related parties	21,034	4,679	734
Salary and welfare payable	47,487	33,761	5,298
Taxes payable	6,004	8,004	1,256
Advances from customers	208,762	139,777	21,934
Operating lease liabilities, current	18,264	16,556	2,598
Accrued expenses and other current liabilities	676,501	382,629	60,043
Total current liabilities	1,744,569	979,013	153,628

Non-current liabilities
Operating lease liabilities, non-current	34,367	38,832	6,094
Deferred tax liabilities	14,861	12,479	1,958
Long-term borrowings	22,577	14,344	2,251
Other non-current liabilities	3,054	-	-
Total non-current liabilities	74,859	65,655	10,303
Total liabilities	1,819,428	1,044,668	163,931

Redeemable noncontrolling interests	27,200	27,200	4,268

Equity
Ordinary shares	249	249	39
Less: Treasury stock	(302,916)	(293,795)	(46,103)
Additional paid-in capital	9,125,689	9,125,748	1,432,029
Accumulated other comprehensive income	275,012	271,821	42,655
Accumulated deficit	(7,713,355)	(7,834,879)	(1,229,464)
Total Tuniu Corporation shareholders’ equity	1,384,679	1,269,144	199,156
Noncontrolling interests	(34,664)	(43,203)	(6,779)
Total equity	1,350,015	1,225,941	192,377
Total liabilities, redeemable noncontrolling interests and equity	3,196,643	2,297,809	360,576

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	December 31, 2020	September 30, 2021	December 31, 2021	December 31, 2021
	RMB	RMB	RMB	US$
Revenues
Packaged tours	83,143	90,709	42,761	6,710
Others	35,566	23,915	30,642	4,808
Net revenues	118,709	114,624	73,403	11,518
Cost of revenues	(70,841)	(74,884)	(39,250)	(6,159)
Gross profit	47,868	39,740	34,153	5,359

Operating expenses
Research and product development	(12,833)	(15,580)	(13,494)	(2,118)
Sales and marketing	(113,162)	(41,668)	(28,612)	(4,490)
General and administrative	(844,759)	(41,224)	(46,512)	(7,299)
Other operating income	10,698	2,106	10,571	1,659
Total operating expenses	(960,056)	(96,366)	(78,047)	(12,248)
Loss from operations	(912,188)	(56,626)	(43,894)	(6,889)
Other (expenses)/income
Interest and investment (loss)/income	(17,998)	19,492	6,171	968
Interest expense	(5,657)	(1,097)	(1,814)	(285)
Foreign exchange gains/(losses), net	11,002	(463)	4,453	699
Other (loss)/income, net	(914)	686	459	72
Loss before income tax expense	(925,755)	(38,008)	(34,625)	(5,435)
Income tax benefit/(expense)	3,853	568	(1,450)	(228)
Equity in income/(loss) of affiliates	124	861	(169)	(27)
Net loss	(921,778)	(36,579)	(36,244)	(5,690)
Net loss attributable to noncontrolling interests	(19,820)	(1,497)	(2,348)	(368)
Net income attributable to redeemable noncontrolling interests	(61)	-	-	-
Net loss attributable to Tuniu Corporation	(901,897)	(35,082)	(33,896)	(5,322)
Net loss attributable to ordinary shareholders	(901,897)	(35,082)	(33,896)	(5,322)

Net loss	(921,778)	(36,579)	(36,244)	(5,690)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(14,599)	1,685	(4,134)	(649)
Comprehensive loss	(936,377)	(34,894)	(40,378)	(6,339)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(2.43)	(0.09)	(0.09)	(0.01)
Net loss per ADS - basic and diluted*	(7.29)	(0.27)	(0.27)	(0.03)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,460,479	370,956,994	371,020,652	371,020,652

Share-based compensation expenses included are as follows：
Cost of revenues	551	214	78	12
Research and product development	1,094	359	136	21
Sales and marketing	615	332	129	20
General and administrative	8,562	2,475	770	121
Total	10,822	3,380	1,113	174

*Each ADS represents three of the Company's ordinary shares.

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except per share information)

	Year Ended	Year Ended	Year Ended
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
Revenues
Packaged tours	302,359	305,333	47,913
Others	147,900	121,015	18,990
Net revenues	450,259	426,348	66,903
Cost of revenues	(237,065)	(254,815)	(39,986)
Gross profit	213,194	171,533	26,917

Operating expenses
Research and product development	(100,514)	(54,622)	(8,571)
Sales and marketing	(371,984)	(150,493)	(23,616)
General and administrative	(1,109,340)	(174,021)	(27,308)
Other operating income	27,849	26,064	4,090
Total operating expenses	(1,553,989)	(353,072)	(55,405)
Loss from operations	(1,340,795)	(181,539)	(28,488)
Other income/(expenses)
Interest and investment income	3,526	50,041	7,853
Interest expense	(32,266)	(7,491)	(1,176)
Foreign exchange gains, net	18,720	7,030	1,103
Other (loss)/income, net	(253)	2,895	454
Loss before income tax expense	(1,351,068)	(129,064)	(20,254)
Income tax benefit/(expense)	6,641	(130)	(20)
Equity in income of affiliates	797	726	114
Net loss	(1,343,630)	(128,468)	(20,160)
Net loss attributable to noncontrolling interests	(35,674)	(6,944)	(1,090)
Net loss attributable to Tuniu Corporation	(1,307,956)	(121,524)	(19,070)
Net loss attributable to ordinary shareholders	(1,307,956)	(121,524)	(19,070)

Net loss	(1,343,630)	(128,468)	(20,160)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(18,772)	(3,191)	(501)
Comprehensive loss	(1,362,402)	(131,659)	(20,661)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(3.53)	(0.33)	(0.05)
Net loss per ADS - basic and diluted*	(10.59)	(0.99)	(0.15)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,240,040	370,874,312	370,874,312

Share-based compensation expenses included are as follows：
Cost of revenues	1,044	390	61
Research and product development	4,349	724	114
Sales and marketing	1,099	644	101
General and administrative	13,972	7,374	1,157
Total	20,464	9,132	1,433

*Each ADS represents three of the Company's ordinary shares.

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended December 31, 2021
		Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	intangible assets	Result
Cost of revenues	(39,250)	78	-	-	(39,172)

Research and product development	(13,494)	136	534	-	(12,824)
Sales and marketing	(28,612)	129	1,065	-	(27,418)
General and administrative	(46,512)	770	637	-	(45,105)
Other operating income	10,571	-	-	-	10,571
Total operating expenses	(78,047)	1,035	2,236	-	(74,776)

Loss from operations	(43,894)	1,113	2,236	-	(40,545)

Net loss	(36,244)	1,113	2,236	-	(32,895)

Net loss attributable to ordinary shareholders	(33,896)	1,113	2,236	-	(30,547)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.09)				(0.08)
Net loss per ADS - basic and diluted	(0.27)				(0.24)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	371,020,652				371,020,652

	Quarter Ended September 30, 2021
		Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	intangible assets	Result
Cost of revenues	(74,884)	214	-	-	(74,670)

Research and product development	(15,580)	359	616	-	(14,605)
Sales and marketing	(41,668)	332	1,065	-	(40,271)
General and administrative	(41,224)	2,475	652	-	(38,097)
Other operating income	2,106	-	-	-	2,106
Total operating expenses	(96,366)	3,166	2,333	-	(90,867)

Loss from operations	(56,626)	3,380	2,333	-	(50,913)

Net loss	(36,579)	3,380	2,333	-	(30,866)

Net loss attributable to ordinary shareholders	(35,082)	3,380	2,333	-	(29,369)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.09)				(0.08)
Net loss per ADS - basic and diluted	(0.27)				(0.24)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,956,994				370,956,994

	Quarter Ended December 31, 2020
		Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	intangible assets	Result
Cost of revenues	(70,841)	551	-	-	(70,290)

Research and product development	(12,833)	1,094	782	-	(10,957)
Sales and marketing	(113,162)	615	1,710	22,322	(88,515)
General and administrative	(844,759)	8,562	709	-	(835,488)
Other operating income	10,698	-	-	-	10,698
Total operating expenses	(960,056)	10,271	3,201	22,322	(924,262)

Loss from operations	(912,188)	10,822	3,201	22,322	(875,843)

Net loss	(921,778)	10,822	3,201	22,322	(885,433)

Net loss attributable to ordinary shareholders	(901,897)	10,822	3,201	22,322	(865,552)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(2.43)				(2.34)
Net loss per ADS - basic and diluted	(7.29)				(7.02)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,460,479				370,460,479

*Basic net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.

Reconciliations  of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Year Ended December 31, 2021
		Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	intangible assets	Result
Cost of revenues	(254,815)	390	-	-	(254,425)

Research and product development	(54,622)	724	2,714	-	(51,184)
Sales and marketing	(150,493)	644	4,260	-	(145,589)
General and administrative	(174,021)	7,374	2,651	-	(163,996)
Other operating income	26,064	-	-	-	26,064
Total operating expenses	(353,072)	8,742	9,625	-	(334,705)

Loss from operations	(181,539)	9,132	9,625	-	(162,782)

Net loss	(128,468)	9,132	9,625	-	(109,711)

Net loss attributable to ordinary shareholders	(121,524)	9,132	9,625	-	(102,767)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(0.33)				(0.28)
Net loss per ADS - basic and diluted	(0.99)				(0.84)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,874,312				370,874,312

	Year Ended December 31, 2020
		Share-based	Amortization of acquired	Impairment of acquired	Non-GAAP
	GAAP Result	Compensation	intangible assets	intangible assets	Result
Cost of revenues	(237,065)	1,044	-	-	(236,021)

Research and product development	(100,514)	4,349	3,279	-	(92,886)
Sales and marketing	(371,984)	1,099	44,780	31,876	(294,229)
General and administrative	(1,109,340)	13,972	2,836	-	(1,092,532)
Other operating income	27,849	-	-	-	27,849
Total operating expenses	(1,553,989)	19,420	50,895	31,876	(1,451,798)

Loss from operations	(1,340,795)	20,464	50,895	31,876	(1,237,560)

Net loss	(1,343,630)	20,464	50,895	31,876	(1,240,395)

Net loss attributable to ordinary shareholders	(1,307,956)	20,464	50,895	31,876	(1,204,721)

Net loss per ordinary share attributable to ordinary shareholders - basic and diluted	(3.53)				(3.25)
Net loss per ADS - basic and diluted	(10.59)				(9.75)

Weighted average number of ordinary shares used in computing basic and diluted loss per share	370,240,040				370,240,040

*Basic net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Diluted net loss per ordinary share attributable to ordinary shareholders is calculated by dividing net loss attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method.